September 27, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Antero Resources Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed September 24, 2013
File 333-189284

Ladies and Gentlemen:

Set forth below are the responses of Antero Resources Corporation (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 26, 2013, with respect to Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-189284, filed with the Commission on September 24, 2013 (the “Registration Statement”).  Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”).  For your convenience, we will hand deliver three full copies of Amendment No. 4, as well as three copies of Amendment No. 4 that are marked to show changes made since the filing of Amendment No. 3 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 4 unless otherwise specified.

Registration Statement on Form S-1

Use of Proceeds, page 51

1.                                      You disclose that you “intend to use the net proceeds from this offering…to repay outstanding borrowings under [y]our credit facility.” You also disclose that, as of June 30, 2013, you had $992 million of outstanding borrowings and letters of credit under your credit facility. We note your statement that you will “use the additional net proceeds to fund a portion of [your] capital expenditure program.” It appears that, after repaying your borrowings as of June 30, 2013, you may have a significant portion of your net proceeds remaining. Given that amount, please revise your disclosure to provide more specifics regarding how those funds will be used in your capital expenditure program or explain why you are unable to do so. Please see Item 504 of Regulation S-K.

RESPONSE:

We respectfully acknowledge the Staff’s comment and note that we have updated the amount of borrowings outstanding under our credit facility to $1.48 billion as of September 23, 2013.  Accordingly, absent an increase in the size of the offering significantly in excess of our expectations, we do not anticipate that a significant portion will remain, if any, following the repayment of borrowings outstanding under our credit facility.  Nonetheless, we have revised our disclosure to more specifically describe the uses to which any excess proceeds will be put.  Please see page 52.

Selected Historical Consolidated Financial Data, page 54

2.                                      Your response to prior comment 10 in our letter dated August 16, 2013 indicates, in part, that the unrealized gain or loss amount that is used to adjust net income (loss) to arrive at EBITDAX can be agreed directly to a GAAP measure in your financial statements. In support of this, your response explains that, under ASC 820-10-50-2, you are required to disclose separately the realized gains and losses and unrealized gains and losses on derivative contracts. However, it is not clear to us why you believe the referenced literature supports a conclusion that the amounts you have presented are GAAP measures.

Identify for us the specific provisions of the cited literature that you believe require the separate disclosure of realized and unrealized gains and losses. As part of your response, specifically explain to us why the measure of unrealized gain that you have presented, which we understand is comprised of both unrealized gains on instruments held at period end and the reversal of previously recognized gains and losses on instruments settled during the period, is an amount calculated in accordance with U.S. GAAP.

RESPONSE:

We respectfully acknowledge the Staff’s comment and note that we have removed the references to “realized gains and losses” and “unrealized gains and losses” on our derivative contracts from Amendment No. 4.  In particular, we have replaced (i) the “unrealized gains (losses) on derivative instruments” line items with “commodity derivative fair value gains (losses)” and (ii) the “realized gains (losses) on derivative instruments” line items with “net cash receipts on settled derivative instruments.”  Please see pages 22 and 58.

Accordingly, we request the Staff’s concurrence in our belief that no further explanation or disclosure should be required.

3.                                      Separately, in view of our question regarding the support under GAAP for your separate presentation of realized and unrealized gains and losses, explain to us your basis for concluding the following presentations are appropriate:

•                                          Parenthetical disclosure of realized and unrealized gains on the face of your consolidated statements of operations and comprehensive loss;

•                                          The line item “Unrealized gains on derivative instruments” in your consolidated statements of cash flows;

•                                          Disaggregated presentation of realized and unrealized gains and (losses) in the notes to your consolidated financial statements;

•                                          Separate presentation and discussion of realized and unrealized gains in both tables and text provided in your MD&A; and,

•                                          The line item “Unrealized gains and (losses) on commodity derivative contracts” in your reconciliation of EBITDAX.

As part of your response to these points, explain to us why you believe presentations based solely on total net GAAP gain or loss and/or total net proceeds, as may be relevant to the circumstances of a particular presentation, would not be preferable.

RESPONSE:

We respectfully acknowledge the Staff’s comment and note that we have removed each of the presentations in question from our disclosure or financial statements, as applicable.  Specifically:

•                                          Parenthetical disclosure of realized and unrealized gains on the face of your consolidated statements of operations and comprehensive loss.

We have removed the parenthetical disclosure of realized and unrealized gains from the face of our consolidated statements of operations and comprehensive loss and replaced the relevant line item with “Commondity derivative fair value gains.”  Please see pages F-3, F-4 and F-22.

•                                          The line item “Unrealized gains on derivative instruments” in your consolidated statements of cash flow.

We have replaced the “unrealized gains on derivative instruments” line items with “Non-cash derivative gains” in our consolidated statements of cash flows.  Please see pages F-5 and F-24.

•                                          Disaggregated presentation of realized and unrealized gains and (losses) in the notes to your consolidated financial statements.

We have conformed the descriptions to our other revised disclosures to describe realized gains as “Cash receipts on settled commodity derivative instruments” and unrealized gains (losses) as “Change in fair value of commodity derivatives.”  We believe it is important for investors to clearly understand and identify the effect of our hedging activities on cash flows apart from the change in fair value of our hedges.  We believe that the footnote in question provides clear and meaningful disclosure to investors and assists them in understanding our cash flows, which is especially significant in an industry such as ours, which is highly capital intensive.

•                                          Separate presentation and discussion of realized and unrealized gains in both tables and text provided in your MD&A.

We have revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include a discussion of the total derivative fair value gains (losses) and have noted the amount of cash settled derivatives included in the total.  Please see pages 62, 63, 66, 67, 70, 71, 74 and 75.

•                                          The line item “Unrealized gains and (losses) on commodity derivative contracts” in your reconciliation of EBITDAX.

We have revised our reconciliation of the Non-GAAP disclosure of EBITDAX to include two separate line items replacing “Unrealized gains or losses on commodity derivative contracts”: “Commondity derivative fair value (gains) losses” and “Net cash receipts on settled derivative instruments.”  Please see pages 22 and 58.

Accordingly, we request the Staff’s concurrence in our belief that no further explanation or disclosure should be required.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

Capital Resources and Liquidity, page 76

4.                                      You disclose here and elsewhere that your budget for 2013 is $2.45B. It appears your budget has increased from $1.95B to $2.45B and that the $1.20B previously dedicated to drilling and completion has been increased to $1.45B, the $250M for leasehold acquisitions has been increased to $400M and that the $500M for construction for water handling infrastructure and gas gathering pipelines and facilities has been increased to $600M. Please enhance your Management’s Discussion and Analysis to discuss this increase in budget and whether it reflects any known trends, demands, commitments, events or uncertainties. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

RESPONSE:

We respectfully acknowledge the Staff’s comment and note that we have added disclosure that describes the uses of the additional capital as well as the trends and other conditions that impacted our decision to increase the capital budget.  Please see page 77.

*           *           *           *           *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

ANTERO RESOURCES CORPORATION

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President, Chief Financial Officer and Secretary

Enclosures

cc:                                Angie Kim (Securities and Exchange Commission)

Shannon Buskirk (Securities and Exchange Commission)

Ethan Horowitz (Securities and Exchange Commission)

John Higdon (Securities and Exchange Commission)

W. Matthew Strock (Vinson & Elkins L.L.P.)

Matthew R. Pacey (Vinson & Elkins L.L.P.)

Ryan J. Maierson (Latham & Watkins LLP)

Alvyn A. Schopp (Antero Resources Corporation)